Exhibit 17.1

RESIGNATION

I, Michael Davis, the President and a director of Heavy Earth Resources, Inc., a Florida corporation (“Company”), hereby tender and submit my resignation as President and a director of the Company, such resignation to be effective upon this 2nd day of December, 2011.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Michael Davis
Michael Davis